

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 2, 2009

<u>Via U.S. Mail and Fax (914.993.1293)</u>
Mr. Joseph Ciavarella
Chief Financial Officer
AboveNet, Inc.
360 Hamilton Avenue
White Plains, NY 10601

      RE: AboveNet, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
              File No. 000-23269

Dear Mr. Ciavarella:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director